WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, New York 10119

August 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)
Filing Pursuant to Rule 485(a)

Ladies and Gentlemen:

WisdomTree Trust (the “Trust”) is hereby filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 959 (“PEA No. 959”) to the Trust’s Registration Statement on Form N-1A. The purpose of PEA No. 959 is to reflect a revised name, investment objective, and related principal investment strategies and principal risks for the Trust’s WisdomTree Global ex-U.S. Quality Dividend Growth Fund.

Please feel free to contact me at 917-267-3854 with any questions or comments.

Sincerely,

/s/ Angela Borreggine

Angela Borreggine
Assistant Secretary